Monthly Report - July, 2020

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        2,487,579     (20,859,440)
Change in unrealized gain (loss) on open            1,206,397        1,922,899
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0          119,442
      obligations
   Change in unrealized gain (loss) from U.S.        (77,398)           40,159
      Treasury obligations
Interest Income 			               98,044        1,150,429
Foreign exchange gain (loss) on margin deposits       120,295        (227,688)
				                 ------------    -------------
Total: Income 				            3,834,917     (17,854,199)

Expenses:
   Brokerage commissions 		              436,498        3,309,504
   Management fee 			               48,585          373,188
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                    0           13,619
   Administrative expense 	       	               79,898          582,352
					         ------------    -------------
Total: Expenses 		                      564,981        4,278,663
Net Income(Loss)			   $        3,269,936     (22,132,862)
for July, 2020

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (106,309.169    $     2,605,645    118,670,400    121,276,045
units) at June 30, 2020
Addition of 		 	              0         80,000         80,000
53.490 units on July 1, 2020
Redemption of 		 	              0    (2,214,412)    (2,214,412)
(1,780.438) units on  July 31, 2020*
Net Income (Loss)               $        79,749      3,190,187      3,269,936
for July, 2020
         			   -------------   -------------   -----------


Net Asset Value at July 31, 2020
(104,618.312 units inclusive
of 36.091 additional units) 	      2,685,394    119,726,175    122,411,569
				  =============  ============= ==============


		GLOBAL MACRO TRUST July 2020 UPDATE
                      Year to Date     Net Asset
Series	  July ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    2.54% 	  (14.53)%  $  1,039.72	   80,710.416 $    83,916,371
Series 3    2.91% 	  (12.37)%  $  1,539.14	   16,502.304 $    25,399,368
Series 4    3.06% 	  (11.47)%  $  1,997.35	    4,238.542 $     8,465,845
Series 5    2.85% 	  (12.76)%  $  1,461.92	    3,167.050 $     4,629,985

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					August 17, 2020
Dear Investor:

Gains came from trading stock index futures, currency forwards and metal futures. Trading of interest rate and energy futures were each fractionally unprofitable, while trading of soft and agricultural commodities was nearly flat.

With global fiscal and monetary policy stances remaining extremely accommodative; with economic opening occurring despite some pauses due to a variety of new COVID-19 hotspots; and with leading tech companies reporting strong profits, long positions in equity futures were profitable, even though July 30-31 data showed the U.S., European and Mexican economies had shrunk at record paces during the second quarter. Long positions in U.S. and Chinese equity futures were especially profitable, although gains were also registered on long trades in Canadian, Taiwanese and Hong Kong futures. A short VIX position was profitable too, as was trading of the EAFE and Emerging Markets index futures. On the other hand, short positions in several European equity index futures were unprofitable and were reversed to long positions.

The U.S. dollar fell about 4% in July, taking its decline since late March to nearly 10%. Market participants have seen the pillars of dollar strength eroded in recent months. The interest rate differential that had favored the dollar collapsed as the Federal Reserve cut policy rates to near zero. The numerous other Fed programs, especially expanded swap lines, reduced significantly an emerging dollar shortage. The probable passage of a joint European fiscal program led to euro strength versus the dollar. Rising uncertainty concerning the upcoming U.S. presidential election and a resurgence of Covid-19 cases in numerous states that threatens U.S. growth relative to that abroad has also dampened enthusiasm for the greenback.
Short dollar positions against the euro, pound sterling and yen were particularly profitable, and short dollar trades versus the currencies of Brazil, Chile, India, South Africa and Singapore added to the gains.

A weakening dollar, low interest rates and safe haven demand produced profits from long gold and silver positions. Silver also benefitted from increased industrial demand due to its use in electronics and solar panels. Short copper and aluminum positions registered partially offsetting losses.

Historically accommodative monetary policy, declining inflation and shrinking economies globally kept downward pressure on interest rates. Still, losses from trading German interest rate futures and from short U.K. and Canadian futures positions, especially early in July, slightly outweighed the profits on long positions in U.S., Italian, French and Japanese interest rate futures.

Since early June, crude oil prices have traded in a narrow range as production cuts from both OPEC+ and non-OPEC producers and signs of economic reopening undergirded prices while the huge demand destruction from the COVID-19 pandemic restrained any upward impulse. Overall, small losses from a short natural gas position and from trading London gas oil, heating oil and RBOB gasoline fractionally outdistanced the small gain from a long Brent crude position.

Elsewhere, the loss from trading coffee futures marginally outweighed the gain from trading grain futures, especially corn.



				  Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman